Goldman, Sachs & Co.

Deutsche Bank Securities Inc.

c/o	Goldman, Sachs & Co.
200 West Street
New York, New York 10282

c/o	Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

November 12, 2010

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:                               General Growth Properties, Inc.

Filed on Form S-11

Registration No. 333-168111

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 9, 2010 and the date hereof 10,243 copies of the Preliminary Prospectus dated November 9, 2010 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm EST on November 15, 2010 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.
DEUTSCHE BANK SECURITIES INC.

As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Richard Grellier
Name: Richard Grellier
Title: Managing Director
(Deutsche Bank Securities Inc.)

By:	/s/ Geoffrey Bedrosian
Name: Geoffrey Bedrosian
Title: Managing Director
(Deutsche Bank Securities Inc.)

[Signature Page to Acceleration Request]